EXHIBIT 99.1
- ------------



FOR IMMEDIATE RELEASE                     200 East Randolph Drive
                                          Chicago Illinois 60601

                                          22 Hanover Square
                                          London W1A 2BN


Contact:    Peter Roberts
            Chief Financial Officer
Phone:      +1 312 228 2017



              JONES LANG LASALLE EXCEEDS 30 PERCENT GROWTH IN
                         2000 ADJUSTED NET EARNINGS

              Company Reduces Year-on-Year Debt by $72 Million



     CHICAGO AND LONDON, JANUARY 31, 2001 -- Jones Lang LaSalle Incorporated (NYSE: JLL), the leading global real estate services and investment management firm, today reported adjusted net earnings of $43.4 million, or $1.41 per diluted share, for the calendar year ended
December 31, 2000. This represents a 32 percent increase in adjusted net earnings per diluted share compared to 1999 adjusted pro forma net earnings. For the fourth quarter of 2000, the adjusted net earnings were $30.8 million, or $1.00 per diluted share. Both the fourth quarter and full-year results for 2000 exceeded the First Call consensus estimate by $.04 per share.

     "As we stated at the beginning of the year, our management plan for 2000 called for 30 percent growth in adjusted net earnings per share over 1999," said Stuart L. Scott, Chairman and Chief Executive Officer of Jones Lang LaSalle. "We are extremely pleased to have met, and in fact exceeded, our internal target. This is especially gratifying given that three of our most important currencies, the Pound Sterling, the Euro and the Australian Dollar, have exhibited significant weakness versus the US Dollar, trading for most of the year between eight and 16 percent below our original plan exchange rates."

     The adjusted net earnings for the fourth quarter and full-year 2000, referred to above, exclude the implementation of Staff Accounting Bulletin 101 ("SAB 101"). In addition, the principally non-cash compensation expenses associated with the accounting of the Jones Lang Wootton merger are excluded from both the 1999 and 2000 adjusted earnings. The 1999 pro-forma adjusted results include the operating results of the Jones Lang Wootton companies for the two months ended February 28, 1999 and exclude non-recurring transition and integration expenses associated with the Jones Lang Wootton merger and the COMPASS acquisition.













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JONES LANG LASALLE EXCEEDS 30% GROWTH EXPECTIONS IN 2000 - Add One



SAB 101

     During the fourth quarter, the Securities Exchange Commission (SEC) provided interpretive guidance relative to its previously issued Staff Accounting Bulletin 101 ("SAB 101"). After reviewing this interpretive guidance and discussing it with the SEC, Jones Lang LaSalle adopted the provisions of SAB 101 for the fourth quarter and full-year 2000. In accordance with SAB 101, Jones Lang LaSalle delayed recognition of certain fee income, where the contractual right to invoice is contingent on the occupancy of the leased space by the tenant, until such contingency has been satisfied.

     "It is important to recognize that the adoption of SAB 101 does not impact the amount of earnings that are ultimately recognizable, nor does it impact the timing or amount of cash flow to the company," clarified William
E. Sullivan, the former Chief Financial Officer and current Chief Executive Officer of Global Knowledge and E-Business Development for Jones Lang LaSalle.

     According to Mr. Sullivan, implementation of SAB 101 includes two primary components:

      .     A recorded cumulative catch-up adjustment for deferred revenues as a result of the change in accounting principle effective as of January 1, 2000, resulting in a one-time, after-tax non-cash charge of $14.2 million (net of taxes of $8.7 million). The $22.9 million of fee income deferred through this one-time charge will be recognized as the underlying contingency is removed.

      .     During calendar year 2000, $16.2 million of this deferred fee income was recognized, while $20.9 million of revenues associated with current year transactions were deferred. The net impact from SAB 101 on full-year 2000 operating income reduces adjusted pre-tax earnings by $4.7 million ($2.9 million after-tax), or $0.10 per diluted share.


     "We previously disclosed that we would adopt the provisions of SAB 101 once interpretive guidance from the SEC had been received and analyzed, and that the expected reduction in after-tax net earnings would be no more than $5.0 million, or $0.15 per diluted share. Overall, the impact was slightly less than we had anticipated," added Mr. Sullivan.


GAAP RESULTS FOR 2000

     The 2000 results reported under Generally Accepted Accounting Principles ("GAAP") include the non-cash charge of $14.2 million ($0.58 per diluted share) incurred as a result of the adoption of SAB 101 as well as $85.8 million of pre-tax, principally non-cash, compensation expense associated with the accounting for the merger between LaSalle Partners and Jones Lang Wootton. Merger-related compensation, integration and transition expense in 1999 was $151.4 million. As a result of these non-cash accounting issues, Jones Lang LaSalle reported a GAAP net loss for 2000 of $57.1 million, or $2.30 per diluted share, versus a GAAP loss of $94.8 million, or $4.20 per diluted share for 1999.







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JONES LANG LASALLE EXCEEDS 30% GROWTH EXPECTIONS IN 2000 - Add Two



     "We are pleased that going forward, the clarity of our income statement will be improved as we are able to put the accounting for merger-related issues and SAB 101 behind us," commented Mr. Sullivan.

     On a GAAP basis, Jones Lang LaSalle reported a net loss of $1.8 million, or $0.07 per diluted share for the fourth quarter of 2000. This compared to GAAP earnings of $15.2 million, or $0.63 per diluted share in the comparable period in 1999. The fourth quarter 2000 GAAP loss includes $30.4 million of pre-tax, principally non-cash compensation expense associated with the accounting for the merger between LaSalle Partners and Jones Lang Wootton. Merger-related compensation, integration and transition expense in the fourth quarter of 1999 was $36.0 million.

     "In the fourth quarter, certain accounting issues impacted GAAP results such that comparisons with the prior year quarter are difficult," said Mr. Sullivan. "As previously communicated, we changed our method of estimating and allocating bonus incentive compensation to interim periods in 2000. This had the impact of increasing net earnings in the first nine months of 2000 by $19 million, but has reduced the fourth quarter operating income by an equal amount, which reflects current market expectations. In addition, the implementation of SAB 101 reduced fourth quarter operating income by $6 million."


BUSINESS SEGMENT PERFORMANCE HIGHLIGHTS

     According to Chris Peacock, President and Chief Operating Officer of Jones Lang LaSalle, 2000 results were the product of teamwork and determination across each business segment. "Our European operations enjoyed an excellent year, and LaSalle Investment Management also posted exceptional results. Supporting these performance-driving segments in 2000 was the Owner and Occupier business in the Americas, where our cost-savings program continued to pay off and we realized continued growth with our successful strategic alliance approach for corporate occupiers. In Asia Pacific, 2000 was a year of infrastructure development, which we expect will create a performance reversal in 2001 as we realize the benefits of our investments in this region," said Mr. Peacock.

     The following is a summary of business segment results for the fourth quarter and the full-year 2000, with comparisons to 1999 results. The segment results have been restated to reflect both the consolidation of the Hotel Services segment into the regional Owner and Occupier Services segments and the implementation of SAB 101 effective January 1, 2000. The pro forma business segment results for the twelve months ending
December 31, 1999 are inclusive of the operating results of the Jones Lang Wootton companies for the two months ended February 28, 1999.


















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JONES LANG LASALLE EXCEEDS 30% GROWTH EXPECTIONS IN 2000 - Add Three



OWNER AND OCCUPIER SERVICES

     Jones Lang LaSalle's Owner and Occupier Services segment includes property management and transaction services, two of the company's three core businesses, which are delivered through its Americas, European and Asia Pacific geographic regions.

     Consistent with historical seasonal trends of increasing revenues and profitability in the fourth quarter of the year, the Americas region reported fourth quarter operating income of $26.7 million on revenues of $122.9 million, compared to operating income of $51.5 million on revenues of $121.4 million in the fourth quarter of 1999. The Americas reported operating income for 2000 of $26.9 million on revenues of $324.3 million versus pro forma operating income of $25.2 million on pro forma revenues of $299.4 million for 1999. Mr. Peacock noted that the strong performance of the Americas business is understated in these results in part because the impact of implementing SAB 101 reduced the region's 2000 operating income by $3.7 million. Additionally in 1999, the Americas' operating income included a one-time gain of $7.5 million related to the sale of its Construction Management business. A true year-over-year comparison reflects pro forma operating income growth of $12.9 million for the Americas.

     For the fourth quarter of 2000, the European region delivered 11.5 percent quarter-over-quarter revenue growth despite the continuing weakness of the Euro and the Pound Sterling versus the US Dollar. Europe generated fourth quarter operating income of $17.6 million on total revenues of $101.6 million. The comparable period in 1999 posted operating income of $17.9 million on revenues of $91.1 million. The bonus-related accounting issue discussed above reduced fourth quarter operating income by $3.5 million. A true quarter-over-quarter comparison reflects pro forma operating income of $21.1 million in Europe, an 18 percent increase over 1999.

     For the year ended December 31, 2000, the European region reported operating income of $41.0 million on revenues of $356.4 million, a year-on-year revenue increase of 42 percent, compared to pro forma operating income of $28.9 million on pro forma revenues of $296.2 million in 1999. The revenue growth of 20 percent was achieved despite the fact that more than 90 percent of the segment's revenues are denominated in either Pounds Sterling or the Euro. These currencies were on average eight to 10 percent weaker against the US Dollar than at the beginning of 2000. The year-over-year increase in revenues and operating expenses reflects the addition of significant new business, along with the infrastructure costs required to support the growing Pan-European business base.



















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JONES LANG LASALLE EXCEEDS 30% GROWTH EXPECTIONS IN 2000 - Add Four



     The Asia Pacific region reported fourth quarter operating income of $3.0 million on total revenue of $39.6 million, versus operating income of $6.3 million on total revenue of $42.9 million in the comparable prior year period. The bonus-related accounting issue discussed above reduced fourth quarter operating income by $2 million. The region reported operating income for 2000 of $175,000 on revenues of $138.2 million, a deterioration of $6.1 million against pro forma operating income of $6.3 million on pro forma revenues of $136.1 million for 1999. The year-over-year operating performance reflects increased operating costs associated with implementing a new infrastructure to support the long-term growth potential for the Asia Pacific business, as well as the impact of the weak Australian dollar through the year.


INVESTMENT MANAGEMENT

     LaSalle Investment Management increased its revenues for 2000 by $22.7 million, or 26 percent, to $108.8 million from pro forma revenues of $86.1 million in 1999. This was a result of several large incentive fees in connection with successful asset dispositions, together with an increased fee base as assets under management grew during the year. The revenue growth, which was achieved despite the impact of the weakness in the Euro and Pound Sterling on its European operations, resulted in a 100 percent increase in year-over-year operating income to $24.1 million from $12.0 million. For the fourth quarter, revenues were $24.3 million, generating operating income of $1.6 million versus revenues of $27.3 million and operating income of $6.8 million in the comparable prior year period.


2001 OUTLOOK

     "I am extremely pleased that in our first full year of operating as Jones Lang LaSalle, we exceeded our own operating expectations for 2000, with a level of momentum that gives us a running start for 2001. In addition, our focus on capital management enabled us to reduce working capital by $68.9 million and debt by over $72 million," added Mr. Scott. "The substantially improved balance sheet gives us the financial stability, that, coupled with the consistency of our integrated global service platform and the focus across each of our businesses, positions us to achieve a 15 percent adjusted net earnings growth target for 2001."

     Jones Lang LaSalle's 2001 Management Plan is expected to deliver growth in earnings per share of 15 percent over 2000 adjusted net earnings, inclusive of the impact of SAB 101. The underlying assumptions inherent in this 2001 plan include:

      .     Revenue growth of approximately 7 percent;

      .     EBITDA margin improvement of slightly more than 1.0 percent;

      .     Exchange rates for our major currencies of Euro $0.90, Sterling
$1.45 and AUS $0.54;

      .     Lower net interest expense resulting from lower average
outstanding debt and declining interest rates; and

      .     An effective tax rate of approximately 38 percent.







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JONES LANG LASALLE EXCEEDS 30% GROWTH EXPECTIONS IN 2000 - Add Five



     "In America, we anticipate a relatively soft landing, with further easing of interest rates," explained Mr. Peacock. "For Europe, we anticipate that continued low inflation, stable interest rates and reducing unemployment will provide another solid year, while in Asia Pacific, we expect to see a continued theme of strong fundamentals in the more established markets of Hong Kong, Singapore and Australia. This global economic outlook, coupled with corporate occupant outsourcing and cross-border capital flow opportunities, play to the skills, expertise and growth of our firm in 2001."

     Jones Lang LaSalle is the world's leading real estate services and investment management firm, operating across more than 100 markets on five continents. The company provides comprehensive integrated expertise, including management services, transaction services and investment management services on a local, regional and global level to owners, occupiers and investors. LaSalle Investment Management, the company's investment management business, is one of the world's largest and most diverse real estate investment management firms, with $22.5 billion (pound/sterling 15.0 billion) of assets under management. Jones Lang LaSalle is also the industry leader in property and corporate facility management services, with a portfolio of approximately 700 million square feet (65 million square meters) under management worldwide.



     Statements in this press release regarding, among other things, future financial results and performance, achievements, plans and objectives may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 1999, under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," and elsewhere in Jones Lang LaSalle's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000 in Jones Lang LaSalle's Proxy Statement dated April 7, 2000 and in other reports filed with the Securities and Exchange Commission. Statements speak only as of the date of this release.

Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectations or results, or any change in events.

NOTE TO EDITORS:

     Media contacts may listen to the Jones Lang LaSalle year-end results discussion at 9 a.m. EST on February 1 by dialing +1 719 457 2622. The replay may be accessed by dialing +1 719 457 0820 from noon EST on February 1 through 5 p.m. EST on February 8, 2001. The replay passcode is 449481.
A live webcast can also be accessed through http://www.videonewswire.com/ JONES/020101.







                                    # # #


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
                                          JONES LANG LASALLE INCORPORATED
                           Consolidated Statements of Earnings and Comprehensive Income
                         For the Three and Twelve Months Ended December 31, 2000 and 1999
                                         (in thousands, except share data)
                                                    (Unaudited)
                                                        Three Months Ended              Twelve Months Ended
                                                           December 31,                     December 31,
                                                     --------------------------      --------------------------
                                                      2000 (1)        1999 (2)        2000 (1)        1999 (2)
                                                     ----------      ----------      ----------      ----------
Revenue:
  Fee based services . . . . . . . . . . . . . . .   $  284,596         268,593         903,959         736,042
  Equity in earnings from unconsolidated
    ventures . . . . . . . . . . . . . . . . . . .          890           1,796          16,693           6,218
  Gain on sale of business . . . . . . . . . . . .        --              7,502           --              7,502
  Other income . . . . . . . . . . . . . . . . . .        1,827           2,811           5,171           5,677
                                                     ----------      ----------      ----------      ----------
        Total revenue. . . . . . . . . . . . . . .      287,313         280,702         925,823         755,439

Operating expenses:
  Compensation and benefits. . . . . . . . . . . .      174,200         142,409         581,322         477,658
  Operating, administrative and other. . . . . . .       52,920          45,830         209,177         161,007
  Depreciation and amortization. . . . . . . . . .       11,337           9,950          43,126          36,676
                                                     ----------      ----------      ----------      ----------
        Total operating expenses before
          merger related non-recurring
          charges. . . . . . . . . . . . . . . . .      238,457         198,189         833,625         675,341
                                                     ----------      ----------      ----------      ----------
        Operating income before merger
          related non-recurring charges. . . . . .       48,856          82,513          92,198          80,098

Merger related non-recurring charges:
  Stock compensation expense . . . . . . . . . . .       30,413          19,196          85,795         101,579
  Integration and transition expense . . . . . . .        --             16,833           --             49,822
                                                     ----------      ----------      ----------      ----------
        Total merger related non-recurring
          charges. . . . . . . . . . . . . . . . .       30,413          36,029          85,795         151,401
                                                     ----------      ----------      ----------      ----------
        Total operating expenses . . . . . . . . .      268,870         234,218         919,420         826,742
                                                     ----------      ----------      ----------      ----------
        Operating income (loss). . . . . . . . . .       18,443          46,484           6,403         (71,303)
Interest expense . . . . . . . . . . . . . . . . .        5,617           5,899          27,182          18,211
                                                     ----------      ----------      ----------      ----------
        Income (loss) before provision for
          income taxes and minority interest . . .       12,826          40,585         (20,779)        (89,514)




                                          JONES LANG LASALLE INCORPORATED
                     Consolidated Statements of Earnings and Comprehensive Income - CONTINUED

                                                        Three Months Ended              Twelve Months Ended
                                                           December 31,                     December 31,
                                                     --------------------------      --------------------------
                                                      2000 (1)        1999 (2)        2000 (1)        1999 (2)
                                                     ----------      ----------      ----------      ----------
Net provision for income taxes . . . . . . . . . .       14,748          25,371          22,053           5,328
Minority interests in losses of subsidiaries . . .          (81)          --                (21)          --
                                                     ----------      ----------      ----------      ----------
        Earnings (loss) before cumulative
          effect of change in accounting
          principle. . . . . . . . . . . . . . . .       (1,841)         15,214         (42,811)        (94,842)

Cumulative effect of change in accounting
  principle (1). . . . . . . . . . . . . . . . . .        --              --            (14,249)          --
                                                     ----------      ----------      ----------      ----------
        Net earnings (loss). . . . . . . . . . . .   $   (1,841)         15,214         (57,060)        (94,842)
                                                     ==========      ==========      ==========      ==========
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustments . . . .   $   (3,219)         (2,964)        (18,509)             23
                                                     ----------      ----------      ----------      ----------
        Comprehensive loss . . . . . . . . . . . .   $   (5,060)         12,250         (75,569)        (94,819)
                                                     ==========      ==========      ==========      ==========
Basic earnings (loss) per common share before
  cumulative effect of change in accounting
  principle. . . . . . . . . . . . . . . . . . . .   $    (0.07)           0.63           (1.72)          (4.20)
Cumulative effect of change in accounting
  principle. . . . . . . . . . . . . . . . . . . .        --              --              (0.58)          --
                                                     ----------      ----------      ----------      ----------
Basic earnings (loss) per common share . . . . . .   $    (0.07)           0.63           (2.30)          (4.20)
                                                     ==========      ==========      ==========      ==========
Basic weighted average shares outstanding. . . . .   25,301,270      24,103,856      24,851,823      22,607,350
                                                     ==========      ==========      ==========      ==========
Diluted earnings (loss) per common share
  before cumulative effect of change in
  accounting principle . . . . . . . . . . . . . .   $    (0.07)           0.63           (1.72)          (4.20)
Cumulative effect of change in accounting
  principle. . . . . . . . . . . . . . . . . . . .        --              --              (0.58)          --
                                                     ----------      ----------      ----------      ----------
Diluted earnings (loss) per common share . . . . .   $    (0.07)           0.63           (2.30)          (4.20)
                                                     ==========      ==========      ==========      ==========

Diluted weighted average shares outstanding. . . .   25,301,270      24,258,577      24,851,823      22,607,350
                                                     ==========      ==========      ==========      ==========


Please reference attached financial statement notes.

                                          JONES LANG LASALLE INCORPORATED
                    Adjusted Actual and Adjusted Pro Forma Consolidated Statements of Earnings
                              For the Twelve Months Ended December 31, 2000 and 1999
                                         (in thousands, except share data)
                                                    (Unaudited)
                                                                   Full Year 2000
                                                     ------------------------------------------
                                                                                                     Full Year
                                                      Adjusted                                          1999
                                                       Actual                                         Adjusted
                                                     Pre-SAB 101      SAB 101        Adjusted        Pro Forma
                                                       (3)(4)        Adjustment      Actual (3)        (2) (5)
                                                     ----------      ----------      ----------      ----------
Revenue:
  Fee-based services . . . . . . . . . . . . . .     $  908,723          (4,764)        903,959         794,081
  Equity in earnings from unconsolidated
    ventures . . . . . . . . . . . . . . . . . .         16,693           --             16,693           6,218
  Gain on sale of business . . . . . . . . . . .          --              --              --              7,502
  Other income . . . . . . . . . . . . . . . . .          5,171           --              5,171           6,098
                                                     ----------      ----------      ----------      ----------
        Total revenue. . . . . . . . . . . . . .        930,587          (4,764)        925,823         813,899

Operating expenses:
  Compensation and benefits. . . . . . . . . . .        581,322           --            581,322         521,268
  Operating, administrative and other. . . . . .        209,277            (100)        209,177         180,467
  Depreciation and amortization. . . . . . . . .         43,126           --             43,126          39,723
                                                     ----------      ----------      ----------      ----------
        Total operating expenses before
          merger related non-recurring
          charges. . . . . . . . . . . . . . . .        883,725            (100)        833,625         741,458
                                                     ----------      ----------      ----------      ----------
Adjusted operating income before merger
  related non-recurring charges. . . . . . . . .         96,862          (4,664)         92,198          72,441

Interest expense . . . . . . . . . . . . . . . .         27,182           --             27,182          18,118
                                                     ----------      ----------      ----------      ----------
        Adjusted income before provision
          for income taxes and minority
          interest . . . . . . . . . . . . . . .         69,680          (4,664)         65,016          54,323

Net provision for income taxes . . . . . . . . .         26,338          (1,772)         24,566          22,052
Minority interests in earnings of
  subsidiaries . . . . . . . . . . . . . . . . .            (21)          --                (21)          --
                                                     ----------      ----------      ----------      ----------
        Adjusted net earnings excluding
          merger related non-recurring
          charges. . . . . . . . . . . . . . . .     $   43,363          (2,892)         40,471          32,271
                                                     ==========      ==========      ==========      ==========




                                          JONES LANG LASALLE INCORPORATED
              Adjusted Actual and Adjusted Pro Forma Consolidated Statements of Earnings - CONTINUED


                                                                 Full Year 2000
                                                    -------------------------------------------
                                                                                                     Full Year
                                                      Adjusted                                          1999
                                                       Actual                                         Adjusted
                                                     Pre-SAB 101      SAB 101        Adjusted        Pro Forma
                                                       (3)(4)        Adjustment      Actual (3)        (2) (5)
                                                     ----------      ----------      ----------      ----------

Adjusted EBITDA (6). . . . . . . . . . . . . . .     $  140,009          (4,664)        135,345         112,164
                                                     ==========      ==========      ==========      ==========

Adjusted net earnings per
  common share (7) . . . . . . . . . . . . . . .     $     1.41           (0.10)           1.31            1.07
                                                     ==========      ==========      ==========      ==========

Adjusted weighted average shares
  outstanding (7). . . . . . . . . . . . . . . .     30,854,743      30,854,743      30,854,743      30,298,332
                                                     ==========      ==========      ==========      ==========

























Please reference attached financial statement notes.

                                          JONES LANG LASALLE INCORPORATED
                                             Segment Operating Results
                         Adjusted Actual and Adjusted Pro Forma Results for the Three and
                                  Twelve Months Ended December 31, 2000 and 1999
                                                  (in thousands)
                                                    (Unaudited)


                                                     Three Months Ended                 Twelve Months Ended
                                                        December 31,                        December 31,
                                                ----------------------------       ----------------------------
                                                                     1999              2000             1999
                                                   2000            Adjusted          Adjusted         Adjusted
                                                 Adjusted          Pro Forma          Actual          Pro Forma
                                                Actual (3)          (2) (5)          (1) (3)           (2) (5)
                                                ----------        ----------       ----------        ----------
OWNER & OCCUPIER SERVICES -
 AMERICAS
  Revenue:
    Implementation services. . . . . . .        $   78,231            74,822          181,777           167,964
    Management fees. . . . . . . . . . .            42,334            35,789          139,292           117,395
    Equity earnings. . . . . . . . . . .               988               594              478               873
    Gain on sale of business . . . . . .             --                7,502            --                7,502
    Other services . . . . . . . . . . .               248               759              847             1,970
    Intersegment revenue . . . . . . . .             1,108             1,902            1,898             3,661
                                                ----------        ----------       ----------        ----------
                                                   122,909           121,368          324,292           299,365
  Operating expenses:
    Compensation, operating and
      administrative expenses. . . . . .            90,589            65,122          275,881           253,984
    Depreciation and amortization. . . .             5,647             4,747           21,505            20,186
                                                ----------        ----------       ----------        ----------
        Operating income . . . . . . . .        $   26,673            51,499           26,906            25,195
                                                ==========        ==========       ==========        ==========
 EUROPE
  Revenue:
    Implementation services. . . . . . .        $   79,734            71,646          273,093           232,041
    Management fees. . . . . . . . . . .            20,950            17,641           81,087            60,924
    Other services . . . . . . . . . . .               947             1,826            2,227             3,208
                                                ----------        ----------       ----------        ----------
                                                   101,631            91,113          356,407           296,173
  Operating expenses:
    Compensation, operating and
      administrative expenses. . . . . .            80,788            70,530          303,716           257,451
    Depreciation and amortization. . . .             3,211             2,673           11,713             9,801
                                                ----------        ----------       ----------        ----------
        Operating income . . . . . . . .        $   17,632            17,910           40,978            28,921
                                                ==========        ==========       ==========        ==========




                                          JONES LANG LASALLE INCORPORATED
                                             Segment Operating Results
                         Adjusted Actual and Adjusted Pro Forma Results for the Three and
                            Twelve Months Ended December 31, 2000 and 1999 - CONTINUED


                                                     Three Months Ended                 Twelve Months Ended
                                                        December 31,                        December 31,
                                                ----------------------------       ----------------------------
                                                                     1999              2000             1999
                                                   2000            Adjusted          Adjusted         Adjusted
                                                 Adjusted          Pro Forma          Actual          Pro Forma
                                                Actual (3)          (2) (5)          (1) (3)           (2) (5)
                                                ----------        ----------       ----------        ----------
 ASIA PACIFIC
  Revenue:
    Implementation services. . . . . . .        $   27,962            31,153           91,196            92,382
    Management fees. . . . . . . . . . .            10,948            11,526           44,968            42,849
    Other services . . . . . . . . . . .               669               268            2,069               852
                                                ----------        ----------       ----------        ----------
                                                    39,579            42,947          138,233           136,083

  Operating expenses:
    Compensation, operating and
      administrative expenses. . . . . .            35,094            34,918          131,956           123,773
    Depreciation and amortization. . . .             1,525             1,712            6,102             6,009
                                                ----------        ----------       ----------        ----------
        Operating income . . . . . . . .        $    2,960             6,317              175             6,301
                                                ==========        ==========       ==========        ==========

INVESTMENT MANAGEMENT -
  Revenue:
    Implementation services. . . . . . .         $   1,913             3,408            7,228            11,966
    Advisory fees. . . . . . . . . . . .            22,459            22,603           85,261            68,137
    Equity earnings (losses) . . . . . .               (98)            1,079           16,215             5,447
    Other services . . . . . . . . . . .                28                86               85               389
    Intersegment revenue . . . . . . . .             --                  136            --                  136
                                                ----------        ----------       ----------        ----------
                                                    24,302            27,312          108,789            86,075
  Operating expenses:
    Compensation, operating and
      administrative expenses. . . . . .            21,757            19,707           80,844            70,324
    Depreciation and amortization. . . .               954               818            3,806             3,727
                                                ----------        ----------       ----------        ----------
        Operating income . . . . . . . .        $    1,591             6,787           24,139            12,024
                                                ==========        ==========       ==========        ==========








                                          JONES LANG LASALLE INCORPORATED
                                             Segment Operating Results
                         Adjusted Actual and Adjusted Pro Forma Results for the Three and
                            Twelve Months Ended December 31, 2000 and 1999 - CONTINUED


                                                     Three Months Ended                 Twelve Months Ended
                                                        December 31,                        December 31,
                                                ----------------------------       ----------------------------
                                                                     1999              2000             1999
                                                   2000            Adjusted          Adjusted         Adjusted
                                                 Adjusted          Pro Forma          Actual          Pro Forma
                                                Actual (3)          (2) (5)          (1) (3)           (2) (5)
                                                ----------        ----------       ----------        ----------

Total segment revenue. . . . . . . . . .        $  288,421           282,740          927,721           817,696
Intersegment revenue eliminations. . . .            (1,108)           (2,038)          (1,898)           (3,797)
                                                ----------        ----------       ----------        ----------
        Total revenue. . . . . . . . . .        $  287,313           280,702          925,823           813,899
                                                ==========        ==========       ==========        ==========

Total segment operating expenses . . . .        $  239,565           200,227          835,523           745,255
Intersegment operating expense
  eliminations . . . . . . . . . . . . .            (1,108)           (2,038)          (1,898)           (3,797)
                                                ----------        ----------       ----------        ----------
        Total operating expenses
          before merger related
          non-recurring charges. . . . .        $  238,457           198,189          833,625           741,458
                                                ==========        ==========       ==========        ==========

        Operating income before
          merger related
          non-recurring charges. . . . .        $   48,856            82,513           92,198            72,441
                                                ==========        ==========       ==========        ==========














Please reference attached financial statement notes.

                       JONES LANG LASALLE INCORPORATED
                         Consolidated Balance Sheets
                   December 31, 2000 and December 31, 1999
                               (in thousands)
                                 (Unaudited)


                                           December 31,      December 31,
                                              2000             1999 (2)
                                           ------------      ------------
ASSETS
- ------
Current assets:
  Cash and cash equivalents. . . . . .       $   18,843            23,308
  Trade receivables, net of allowance.          244,201           270,593
  Notes receivable and advances to
    real estate ventures . . . . . . .            4,286             4,519
  Other receivables. . . . . . . . . .            6,655             7,045
  Income tax refund receivable . . . .              976            14,500
  Prepaid expenses . . . . . . . . . .           10,811             9,598
  Deferred tax assets. . . . . . . . .           23,959            13,673
  Other assets . . . . . . . . . . . .           11,330             5,446
                                             ----------        ----------
        Total current assets . . . . .          321,061           348,682

Property and equipment, at cost,
  less accumulated depreciation. . . .           90,306            76,470
Intangibles resulting from business
  acquisitions and JLW merger,
  net of accumulated amortization. . .          351,257           367,215
Investments in real estate ventures. .           74,565            67,305
Other investments. . . . . . . . . . .           13,290             --
Long-term receivables, net . . . . . .           23,136            27,962
Prepaid pension asset. . . . . . . . .           18,730            23,956
Deferred tax assets. . . . . . . . . .           12,317             5,270
Debt issuance costs. . . . . . . . . .            4,848             2,279
Other assets, net. . . . . . . . . . .            6,069             5,661
                                             ----------        ----------
                                             $  915,579           924,800
                                             ==========        ==========
LIABILITIES AND
STOCKHOLDERS' EQUITY
- --------------------
Current liabilities:
  Accounts payable and accrued
    liabilities. . . . . . . . . . . .       $  111,172            88,257
  Accrued compensation . . . . . . . .          170,323           142,960
  Short-term borrowings. . . . . . . .            8,836           162,643
  Deferred tax liabilities . . . . . .              226             --
  Other liabilities. . . . . . . . . .           16,989            26,259
                                             ----------        ----------
        Total current liabilities. . .          307,546           420,119

Long-term liabilities:
  Credit facilities. . . . . . . . . .           85,565           159,743
  Notes. . . . . . . . . . . . . . . .          155,546             --
  Deferred tax liabilities . . . . . .           10,113             7,535
  Other. . . . . . . . . . . . . . . .           23,904            12,878
                                             ----------        ----------
        Total liabilities. . . . . . .          582,674           600,275

Minority interest. . . . . . . . . . .              567               589

                       JONES LANG LASALLE INCORPORATED
                   Consolidated Balance Sheets - Continued


                                           December 31,      December 31,
                                              2000             1999 (2)
                                           ------------      ------------

Stockholders' equity:
  Common stock, $.01 par value per
    share, 100,000,000 shares authorized;
    30,700,150, and 30,285,472 shares
    issued and outstanding as of
    December 31, 2000 and December 31,
    1999, respectively . . . . . . . .              307               303
  Additional paid-in capital . . . . .          461,272           442,699
  Unallocated ESOT shares. . . . . . .            --                   (7)
  Deferred stock compensation. . . . .           (4,322)          (70,106)
  Retained earnings. . . . . . . . . .         (107,110)          (50,050)
  Stock held in trust. . . . . . . . .             (397)            --
  Accumulated other comprehensive
    income . . . . . . . . . . . . . .          (17,412)            1,097
                                             ----------        ----------
        Total stockholders' equity . .          332,338           323,936
                                             ----------        ----------
                                             $  915,579           924,800
                                             ==========        ==========









































Please reference attached financial statements notes.


                                          JONES LANG LASALLE INCORPORATED
                                             Segment Operating Results
                            Restated to Include SAB 101 & Regional Allocation of Hotels
                                                  (in thousands)
                                                    (Unaudited)

                                       Q1, 2000        Q2, 2000        Q3, 2000       Q4, 2000
                                       Adjusted        Adjusted        Adjusted       Adjusted         Full Year
                                       Actual (3)      Actual (3)      Actual (3)     Actual (3)        2000 (3)
                                       ----------      ----------      ----------     ----------      ----------
OWNER & OCCUPIER SERVICES -
 AMERICAS
  Revenue:
    Implementation services. . . .      $  24,370          36,213          42,963         78,231         181,777
    Management fees. . . . . . . .         29,229          30,728          37,001         42,334         139,292
    Equity earnings (losses) . . .           (360)            294            (444)           988             478
    Other services . . . . . . . .            188             187             224            248             847
    Intersegment revenue . . . . .            395             (17)            412          1,108           1,898
                                       ----------      ----------      ----------     ----------      ----------
                                           53,822          67,405          80,156        122,909         324,292
  Operating expenses:
    Compensation, operating and
      administrative expenses. . .         60,231          58,041          67,020         90,589         275,881
    Depreciation and amortization.          5,382           5,485           4,991          5,647          21,505
                                       ----------      ----------      ----------     ----------      ----------
        Operating income (loss). .     $  (11,791)          3,879           8,145         26,673          26,906
                                       ==========      ==========      ==========     ==========      ==========

 EUROPE
  Revenue:
    Implementation services. . . .      $  61,660          69,931          61,768         79,734         273,093
    Management fees. . . . . . . .         20,198          21,169          18,770         20,950          81,087
    Other services . . . . . . . .            237             312             731            947           2,227
                                       ----------      ----------      ----------     ----------      ----------
                                           82,095          91,412          81,269        101,631         356,407
  Operating expenses:
    Compensation, operating and
      administrative expenses. . .         73,655          83,408          65,865         80,788         303,716
    Depreciation and amortization.          2,766           2,854           2,882          3,211          11,713
                                       ----------      ----------      ----------     ----------      ----------
        Operating income . . . . .     $    5,674           5,150          12,522         17,632          40,978
                                       ==========      ==========      ==========     ==========      ==========




                                          JONES LANG LASALLE INCORPORATED
                                       Segment Operating Results - CONTINUED
                            Restated to Include SAB 101 & Regional Allocation of Hotels
                                                  (in thousands)
                                                    (Unaudited)


                                       Q1, 2000        Q2, 2000        Q3, 2000       Q4, 2000
                                       Adjusted        Adjusted        Adjusted       Adjusted         Full Year
                                       Actual (3)      Actual (3)      Actual (3)     Actual (3)        2000 (3)
                                       ----------      ----------      ----------     ----------      ----------
 ASIA PACIFIC
  Revenue:
    Implementation services. . . .     $   19,635          22,274          21,325         27,962          91,196
    Management fees. . . . . . . .         11,736          12,073          10,211         10,948          44,968
    Other services . . . . . . . .            167             193           1,040            669           2,069
                                       ----------      ----------      ----------     ----------      ----------
                                           31,538          34,540          32,576         39,579         138,233

  Operating expenses:
    Compensation, operating and
      administrative expenses. . .         29,382          34,562          32,918         35,094         131,956
    Depreciation and amortization.          1,561           1,477           1,539          1,525           6,102
                                       ----------      ----------      ----------     ----------      ----------
        Operating income (loss). .     $      595          (1,499)         (1,881)         2,960             175
                                       ==========      ==========      ==========     ==========      ==========

INVESTMENT MANAGEMENT -
  Revenue:
    Implementation services. . . .      $   2,969           1,029           1,317          1,913           7,228
    Advisory fees. . . . . . . . .         13,933          21,271          27,598         22,459          85,261
    Equity earnings (losses) . . .          6,300           8,453           1,560            (98)         16,215
    Other services . . . . . . . .             25               6              26             28              85
                                       ----------      ----------      ----------     ----------      ----------
                                           23,227          30,759          30,501         24,302         108,789

  Operating expenses:
    Compensation, operating and
      administrative expenses. . .         18,849          19,890          20,348         21,757          80,844
    Depreciation and amortization.            985             981             886            954           3,806
                                       ----------      ----------      ----------     ----------      ----------
        Operating income . . . . .     $    3,393           9,888           9,267          1,591          24,139
                                       ==========      ==========      ==========     ==========      ==========








                                          JONES LANG LASALLE INCORPORATED
                                       Segment Operating Results - CONTINUED
                            Restated to Include SAB 101 & Regional Allocation of Hotels
                                                  (in thousands)
                                                    (Unaudited)


                                       Q1, 2000        Q2, 2000        Q3, 2000       Q4, 2000
                                       Adjusted        Adjusted        Adjusted       Adjusted         Full Year
                                       Actual (3)      Actual (3)      Actual (3)     Actual (3)        2000 (3)
                                       ----------      ----------      ----------     ----------      ----------

Total segment revenue. . . . . . .     $  190,682         224,116         224,502        288,421         927,721
Intersegment revenue eliminations.           (395)             17            (412)        (1,108)         (1,898)
                                       ----------      ----------      ----------     ----------      ----------
        Total revenue. . . . . . .     $  190,287         224,133         224,090        287,313         925,823
                                       ==========      ==========      ==========     ==========      ==========

Total segment operating expenses .     $  192,811         206,698         196,449        239,565         835,523
Intersegment operating expense
  eliminations . . . . . . . . . .           (395)             17            (412)        (1,108)         (1,898)
                                       ----------      ----------      ----------     ----------      ----------
        Total operating expenses
          before merger related
          non-recurring charges. .     $  192,416         206,715         196,037        238,457         833,625
                                       ==========      ==========      ==========     ==========      ==========

        Operating income (loss)
          before merger related
          non-recurring charges. .     $   (2,129)         17,418          28,053         48,856          92,198
                                       ==========      ==========      ==========     ==========      ==========



                       JONES LANG LASALLE INCORPORATED
                          FINANCIAL STATEMENT NOTES


(1) The twelve months and three months ended December 31, 2000 have been restated to include the impact of adopting SAB 101 as of January 1, 2000.

(2) Certain prior year amounts have been reclassified to conform with the current presentation.

(3) Adjusted Actual excludes the effect of merger related non-recurring stock compensation expense incurred associated with the issuance of shares to former employees of Jones Lang Wootton. This analysis is not intended to be a presentation in accordance with generally accepted accounting principles.

(4) The Adjusted Actual Pre-SAB 101 for the Full Year 2000 excludes the effect of SAB 101 on adjusted net earnings.

(5) 1999 Adjusted Pro Forma results give effect to the operating results of the Jones Lang Wootton companies for the two months ended February 28, 1999, the period prior to their merger with LaSalle Partners Incorporated, amortization expense of the goodwill resulting from the merger as if the merger occurred on January 1, 1999, and a benefit for taxes as if the Jones Lang Wootton companies and LaSalle Partners Incorporated were taxable entities at an effective tax rate of 40% as of January 1, 1999. No effect has been given to the compensation expense incurred associated with the issuance of shares to former employees of Jones Lang Wootton. Further, this analysis excludes the effect of non-capitalizable integration and transition expenses associated with the merger with Jones Lang Wootton and the acquisition of Compass. This analysis is not intended to be a presentation in accordance with generally accepted accounting principles.

(6) Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation and amortization and merger related non-recurring charges. Merger related non-recurring charges represent non-cash compensation expense resulting from the issuance of shares to former Jones Lang Wootton employees including the effect of quarterly adjustments on certain of those shares as a result of changes in the stock price, in addition to non-capitalizable integration and transition costs incurred related to the merger with Jones Lang Wootton and the acquisition of Compass.

(7) Adjusted earnings per common share represents adjusted net earnings divided by the weighted average committed shares outstanding. Committed shares are inclusive of shares subject to forfeiture, vesting and indemnity provisions and are fully weighted as if outstanding January 1, 2000. Under generally accepted accounting principles, committed shares are weighted according to when forfeiture, vesting and indemnity provisions are removed.

         CURRENCY ANALYSIS OF REVENUES AND ADJUSTED OPERATING INCOME
                                (in millions)
                                 (Unaudited)


            Pound                 Austra-      US
            Sterl-                 lian      Dollar
            ing (A)     Euro      Dollar       (A)       Other      Total
            -------    -------    -------    -------    -------    -------
               $          $          $          $          $          $

REVENUES (B)

Q1             48.0       39.2       13.1       63.0       27.0      190.3

Q2             50.2       47.3       16.7       82.7       27.3      224.2

Q3             42.7       44.7       13.6       97.6       25.5      224.1

Q4             50.4       53.9       17.6      133.9       31.5      287.3
              -----      -----      -----      -----      -----      -----

Total         191.3      185.1       61.0      377.2      111.3      925.9
              =====      =====      =====      =====      =====      =====


ADJUSTED OPERATING INCOME (A) (B) (C)

Q1              4.4        7.9       -0.2      -14.3        0.1       -2.1

Q2              2.0       10.4        0.4        7.4       -2.8       17.4

Q3              1.1       14.1       -1.4       14.3        0.0       28.1

Q4              4.2       18.4        3.0       26.0       -2.8       48.8
              -----      -----      -----      -----      -----      -----

Total          11.7       50.8        1.8       33.4       -5.5       92.2
              =====      =====      =====      =====      =====      =====


(1) The adjusted operating income sourced in Pound Sterling and US Dollars understates the profitability of the businesses in the United Kingdom and America because it includes the locally incurred expenses of our global offices in London and Chicago, respectively, as well as the European regional office in London. The objective of this presentation is to provide guidance as to the key currencies that the Company does business in and their significance to reported revenues and adjusted operating income.

(2) The revenues and Adjusted Operating Income have been restated to include the impact of adopting SAB 101 as of January 1, 2000.

(3) Adjusted Operating Income excludes the effect of merger related non-recurring stock compensation expense incurred associated with the issuance of shares to former employees of Jones Lang Wootton. This presentation is not intended to be a presentation in accordance with generally accepted accounting principles.